UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended: June 30, 2022

SavvyShares LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1108254
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

404 Camino Del Rio South, Suite 505 San Diego, California, 92108
(Full mailing address of principal executive offices)

(619) 234-5884
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to SavvyShares LLC, a Delaware limited liability company and references to our “Manager” refer to SavvyShares PBC, a Delaware public benefit corporation and our manager.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This semi-annual report on Form 1-SA of SavvyShares LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our most recent offering circular dated June 25, 2021 filed pursuant to Rule 253(g)(2) (the “Offering Circular”) under the caption “Risk Factors,” which are incorporated herein by reference.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Overview

We were organized as a limited liability company under the laws of the State of Delaware on January 2, 2020. We are managed by SavvyShares PBC, Inc., a Delaware public benefit corporation, which we refer to as our Manager. We have entered into a management services agreement, which we refer to as the Management Agreement, with our Manager to provide business, operational and financial management services to us. The rights, duties and powers of our Manager are governed by the terms of the Management Agreement and the Company operating agreement, which we refer to as our Operating Agreement. We seek to build and offer our customers access to the world’s first and largest database of Member Data (as defined herein) owned by a community comprised of its members, which we refer to as our Database, and to build a business focused on growing and developing the Database. Our Database is comprised of various types of data captured or delivered (depending on the methodology) and submitted into the Database, including behavioral data tracked through our Apps, data obtained from self-reported surveys and interviews, and any other social or related data satisfying our requirements, which we refer to as Member Data. Through member participation, we aim to create a dynamic, secure and longitudinal database along with a supporting ecosystem geared towards the compilation of survey and behavioral insights. By making the Database available to third parties, with our members’ consent, we aim to facilitate insights which lead to greater predictive power of behavioral information for customer applications. Privacy, data security and the trust of our members are core to our company’s mission and to the design of our Database.

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On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus and the risks to the international community as the virus spread globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The COVID-19 pandemic has negatively impacted the global economy, disrupted supply chains, and created significant volatility and disruption of financial markets. As a result of orders issued by federal, state and local health agencies, the Company’s business operations and those of its potential customers and data providers were significantly curtailed during 2020 and we have operated as a fully remote enterprise. The COVID-19 pandemic had a materially adverse impact on the Company’s business operations during 2020 continuing into 2022. While the Company expects the impacts of COVID-19 to continue to have an effect on its business, the extent of the impact will depend on future developments, including the duration of the pandemic and related government restrictions, all of which are uncertain and cannot be predicted. In addition, we cannot predict whether future developments associated with the COVID-19 pandemic will materially adversely affect our long-term liquidity position. We are actively monitoring the situation and the impact on financial condition, liquidity, operations, suppliers, industry and workforce.

Operating Results

During the period from January 2, 2020 (inception) to October 7, 2020, our Manager was our sole member. As such, we have accounted for the expenses paid on our behalf by our Manager as our expenses with a corresponding credit to members’ share capital, in accordance with the guidance in Staff Accounting Bulletin Topic 5T – Accounting for expenses or liabilities paid by principal stockholder(s) (“SAB Topic 5T”).

At October 8, 2020, the expenses paid on our behalf by our Manager totaled $250,865. These expenses primarily consisted of all fees, costs and expenses incurred in connection with our organization and in connection with the initial offer and sale of our shares, including legal and accounting fees. Our Manager automatically resigned as, and ceased to be, a member on October 8, 2020 when the first contributor of data to SavvyShares LLC was admitted as a member. From October 8, 2020, we do not believe that SAB Topic 5T continues to apply and have ceased recording as our expenses those expenses that our Manager incurred on our behalf after our Manager resigned as a member and for which our Manager does not have a contractual right of reimbursement.

Immediately following July 14, 2020, the date that our offering of shares under Regulation A was first qualified by the SEC (which we refer to as the Qualification Date), we commenced the offering of shares and related operations and began to solicit potential members to participate in our surveys and market research activities. Because of the impact of the COVID-19 pandemic on the retail, travel and business information industries, and a weak market research industry, our ability to consummate sales of shares and operate at scale was delayed during 2020 and 2021.

During the six months ended June 30, 2022, we generated $332,617 of revenue from the sale of Member Data to our Manager, a 299% increase over the $83,407 in such sales reported for the same period of 2021. Our gross margin increased 3,190% from $7,583 in the first half of 2021 as compared to $249,463 in the comparable period of 2022. This higher level of sales and gross margin is primarily attributed to a 400% increase in the per unit sales price of data from $.25 in the period ended June 30, 2021 to $1.00 per unit in the same period of 2022. The volume of Member Data sold was unchanged over the two periods. Operating expenses were 41.6% lower for the first half of 2022 as compared to the same period of 2021, primarily the result of lower infrastructure fees paid to our Manager and lower legal expenses. We anticipate that as the number of members in our database increases, we will gain the ability to a) sell higher volumes of data to our Manager and b) conduct market research projects directly for third party customers. However, we do not know when or if we will be able to conduct such direct market research operations.

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Liquidity and Capital Resources

To date, to the extent that our expenses exceed the revenue we generate from the sale of Member Data, they have been covered by our Manager either by directly paying vendors or by advancing funds to us which we then used to pay vendors. Our Manager is not entitled to reimbursement for Member Acquisition Costs incurred for the one-year period beginning on the Qualification Date. “Member Acquisition Costs” means selling and marketing expenses for the recruitment of new Members or further acquisitions of shares by existing Members, including without limitation advertising and promotional expenditures (primarily online marketing) and compensation and other employee-related costs for personnel engaged in sales or marketing functions. As discussed in Operating Results above, we have accounted for the expenses paid on our behalf by our Manager as our expenses with a corresponding credit to member’s share capital, in accordance with the guidance in SAB Topic 5T. From October 8, 2020, we have ceased recording as our expenses those expenses that our Manager incurred on our behalf after our Manager resigned as a member and for which our Manager does not have a contractual right of reimbursement.

We are obligated to promptly reimburse our Manager for all our expenses advanced by our Manager, in accordance with our Management Agreement (which the Manager may modify unilaterally). Our dependence on our Manager for funding of these expenses raises substantial doubt about our ability to continue as a going concern.

Our Manager’s capacity to fund all of our organizational expenses and to fund our operational expenses and the development expenses through the time when we generate significant revenues from operations is dependent on our Manager’s existing cash resources and its ability to obtain additional capital financing from investors sufficient to meet our needs and the needs of our Manager’s other operations. Our Manager intends to seek equity or convertible debt capital from unaffiliated investors, but it presently has no financing commitments. Our Manager may also receive capital from Luth Research or its affiliates; however, Luth Research and its affiliates are not obligated to provide capital to our Manager. Our Manager believes that it will be able to raise capital that, combined with its existing cash resources, will be sufficient to fund our operational expenses and the development expenses through the time when we generate significant revenues, at which time our revenues may be used to pay both our operational expenses and the management fee to our Manager (which management fee may then fund further development expenses). However, there can be no assurance that our Manager will be successful in its fundraising efforts. If our Manager is not successful in its intended fundraising efforts, our Manager may be required to delay various planned expenditures for development and marketing of our Database, which delays could materially adversely delay or eliminate generation of revenues and potentially jeopardize our ability to continue as a going concern.

We may not generate significant operating revenue for an indeterminate period of time, until third parties begin to pay us for services related to our Database. Upon generation of net revenue, we will be obligated to pay a management fee to our Manager. Through June 30, 2022, we have not generated net revenue and have not paid any management fees to our Manager.

The Manager has not committed to the Company to fund any particular amounts for any of these purposes. The Company’s dependence on the Manager for funding of these expenses raises substantial doubt about the Company’s ability to continue as a going concern.

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Trend Information

Immediately following the Qualification Date, we commenced the offering of shares and related operations and began to solicit potential members to participate in our surveys and market research activities. Our only activities from January 2, 2020 (inception) through June 30, 2020 were organizational activities and those necessary to prepare for the offering of our shares and we had no sales during this period. During the six months ended June 30, 2021, we generated $83,407 of revenue by selling Member Data to our Manager. During the six months ended June 30, 2022, we generated $332,617 of revenue from the sale of Member Data to our Manager, a 299% increase over the same period of the prior period, which was the result of a 400% price increase and flat unit volume. From January 2021 through March 2022 we saw a steadily increasing volume of data sales, however, beginning in the second quarter of 2022 we began to see a decline in unit volume of data sold which continued through the end of that quarter resulting in a 19% decline in unit volume for the second quarter of 2022 compared to 2021. While we have not generated revenues from unrelated parties to date and rely on sales to our Manager, our Manager and its customers participate in the broader market research industry, selling data and projects to a wide variety of consumer products providers. We believe the recent decline in unit volume sales is the result of cutbacks in market research activity as a result of lower levels of retail sales, higher inflation and interest rates, and general uncertainty about the future economy. Because of the limited time we have been operating, we are unable to draw any meaningful conclusions as to trends that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources. We expect to incur increased expenses as a result of being a reporting company (for legal, financial reporting, accounting and auditing compliance). We will rely on our Manager to fund our plan of operations for the next twelve months and beyond. See the section titled “Liquidity and Capital Resources” above for more detail.

Item 2. Other Information

None.

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Item 3. Financial Statements

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SavvyShares LLC

Balance Sheets

As of June 30, 2022 and 2021

(Unaudited)

	June 30, 2022	June 30, 2021
ASSETS
Current Assets
Cash	$8,675	$40,216
Due from Manager	332,617	41,630
Total Current Assets	341,292	81,846

Total Assets	$341,292	$81,846

LIABILITIES AND MEMBERS’ CAPITAL

LIABILITIES
Current Liabilities
Accounts payable	$1,034	$70,978
Accrued dividends	74,806	–
Accrued expenses	305,000	150,000
Due to Manager	62,476	62,476
Shares issuable to Members	26,884	16,860
Total Current Liabilities	470,200	63,904
Total Liabilities	$470,200	$300,314

MEMBERS’ CAPITAL
Shares returned to treasury	$3,424	$–
Members’ Share Capital	(132,332)	(218,468)
Total Members’ Capital	$(128,908)	$(218,468)

TOTAL LIABILITIES AND MEMBERS’ CAPITAL	$341,292	$81,846

The accompanying notes are an integral part of these financial statements.

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SavvyShares LLC

Statement of Operations

For the six months ended June 30, 2022 and 2021

(Unaudited)

	June 30, 2022	June 30, 2021
Revenue	$332,617	$83,407
Cost of Services provided	(83,154)	(75,824)
Gross Profit	$249,463	$7,583
Selling, General & Administrative Expenses	132,286	226,412
Net Income (Loss)	$117,177	$(218,829)

The accompanying notes are integral part of these financial statements.

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SavvyShares LLC

Statement of Changes in Members’ Capital

For the six months ended June 30, 2022 and 2021

(Unaudited)

	June 30, 2022	June 30, 2021
Beginning balance	$(282,269)	$(59,817)
Issuance of shares to members	78,989	60,178
Shares returned to treasury	1,828	–
Dividends declared	(44,633)	–
Net income (loss)	117,177	(218,829)
Ending balance	$(128,908)	$(218,468)

The accompanying notes are an integral part of these financial statements

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SavvyShares LLC

Statement of Cash Flows

For the six months ended June 30, 2022 and 2021

(Unaudited)

	June 30, 2022	June 30, 2021
Cash Flows from Operating Activities
Net Income (Loss)	$117,177	$(218,829)
Shares issued or issuable	81,327	75,824
Increase in due from Manager	(320,854)	(38,364)
Increase (decrease) in accounts payable	817	70,765
Increase in accrued expenses	90,000	150,000
Increase in accrued dividends	29,560	–
Net Cash (used in) provided by Operating Activities	$(1,973)	$39,396

Cash Flows from Financing Activities
Repurchased shares	1,828	–
Dividends declared	(44,633)	–
Net Cash provided by Financing Activities	$(42,805)	$–

Net Increase in Cash	$(44,778)	$39,396

Cash at Beginning of Period	$53,453	$820
Cash at End of Period	$8,675	$40,216

The accompanying notes are an integral part of these financial statements.

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SavvyShares LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022

1. Organization and Purpose

SavvyShares LLC (the “Company”), a Delaware limited liability company, was formed on January 2, 2020. The Company was formed to build, operate, maintain, use and otherwise manage databases comprised of member data that is licensed to the Company (collectively, the “Database”). Immediately following July 14, 2020, the date (the “Qualification Date”) that the Company’s offering of shares under Regulation A was first qualified by the Securities and Exchange Commission (“SEC”), the Company commenced the offering of shares and related operations and began to solicit potential members to participate in its surveys and market research activities.

The Company has entered into a management services agreement (the “Management Agreement”) with SavvyShares PBC (the “Manager”), a Delaware public benefit corporation, to provide business, operational and financial management services to the Company. The rights, duties and powers of the Manager are governed by the Management Agreement and Company operating agreement (“Operating Agreement”). The Manager, acting alone, has the power and authority to act for and bind the Company. The Management Agreement may not be terminated by the Company and can be terminated by the Manager with thirty days’ written notice.

2. Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated significant revenues and has only minimal amounts of cash or liquid assets as of June 30, 2022 and 2021.

The Company has no plans to raise capital to fund its operations, and it is therefore dependent on the Manager for all Organizational Expenses (defined in Note 8 – Expenses) and presently dependent on the Manager for all Operational Expenses (defined in Note 8 – Expenses). The Company is also dependent on the Manager for all costs associated with development, improvement and maintenance of the Database (“Development Expenses”). The Manager is not entitled to reimbursement for Organizational Expenses or Development Expenses. The Manager is not entitled to reimbursement for Operational Expenses paid by the Manager that are or would have been, but for the provisions of the Management Agreement denying such reimbursement, accrued by the Company on or before the Qualification Date (see Note 8 – Expenses). The Manager is entitled to reimbursement for Operational Expenses accrued by the Company after the Qualification Date. The Manager will not be entitled to reimbursement for Member Acquisition Costs (as defined below in Note 8 – Expenses) incurred for the one-year period beginning on the Qualification Date.

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The Manager has not committed to the Company to fund any particular amounts for any of these purposes. The Company’s dependence on the Manager for funding of these expenses raises substantial doubt about the Company’s ability to continue as a going concern.

The Manager’s ability to fund all of the Organizational Expenses and to fund Operational Expenses and Development Expenses through the time when the Company generates significant revenues from operations is dependent on the Manager’s existing cash resources and the ability of the Manager to obtain additional capital financing from investors sufficient to meet the needs of the Company and the Manager’s other operations. The Manager intends to seek equity or convertible debt capital from unaffiliated investors, but it presently has no financing commitments. The Manager has in the past and may also in the future receive capital from Luth Research, LLC (“Luth Research”), a company under common control of the majority owner of our Manager; however, Luth Research is not obligated to provide capital to our Manager. The Manager believes that it will be able to raise capital that, combined with its existing cash resources, will be sufficient to fund all of the Organizational Expenses and to fund Operational Expenses and Development Expenses through the time when the Company generates significant revenues, at which time revenues earned by the Company may be used to pay both Operational Expenses and the management fee to the Manager (which management fee may then fund Member Acquisition Costs that are the responsibility of the Manager and further Development Expenses). However, there can be no assurance that the Manager will be successful in its fundraising efforts. If the Manager is not successful in its intended fundraising efforts, the Company will be required to delay various planned expenditures for development of the Database, which delays could adversely delay generation of revenues and potentially jeopardize the Company’s ability to continue as a going concern.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus and the risks to the international community as the virus spread globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The COVID-19 pandemic has negatively impacted the global economy, disrupted supply chains, and created significant volatility and disruption of financial markets. As a result of orders issued by federal, state and local health agencies, the Company’s business operations and those of its potential customers and data providers were significantly curtailed during 2020 and the Company has operated as a fully remote enterprise. The COVID-19 pandemic had a materially adverse impact on the Company’s business operations during 2020 continuing into 2022. While the Company expects the impacts of COVID-19 to continue to have an effect on its business, the extent of the impact will depend on future developments, including the duration of the pandemic and related government restrictions, all of which are uncertain and cannot be predicted. In addition, the Company cannot predict whether future developments associated with the COVID-19 pandemic will materially adversely affect its long-term liquidity position. The Company is actively monitoring the situation and the impact on financial condition, liquidity, operations, suppliers, industry and workforce.

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in preparation of its financial statements. The policies are in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) and are presented in U.S. dollars.

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Revenue Recognition - The Company follows the provisions of the FASB’s ASC Topic 606, “Revenue from Contracts with Customers”. Under ASC Topic 606, there is a five-step process to revenue recognition as follows: 1) Identify the contract, 2) Identify the separate performance obligations, 3) Determine the total transaction price, 4) Allocate the transaction price to the performance obligations, and 5) Recognize revenues as the performance obligations are satisfied at a point in time or over time.

The Company generally recognizes revenues when the research data is transferred to the customer at a point in time upon completion of service which is when the performance obligation is satisfied.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company has elected to be taxed as a corporation and uses the asset and liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recent Accounting Pronouncements – Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

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4. Members’ Capital

Pursuant to the Operating Agreement, the Company is authorized to issue an unlimited amount of unit-denominated common limited liability company interests, which it refers to as shares. Pursuant to its offering circular, filed with the SEC pursuant to Rule 252(g)(2) on July 14, 2020, the Company may issue up to 200,000,000 shares for an aggregate, maximum gross dollar offering of $50,000,000 in an offering (the “Offering”) qualified under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”). The shares are not offered for cash but in exchange for specific categories of data obtained from self-reported surveys and interviews, behavior data obtained from third parties with a member’s consent, and any other social or related data satisfying the Company’s requirements, which is referred to as Member Data (“Member Data”). Our Manager has determined the offering price per share, or the Purchase Price, to be $0.25, and has determined to allocate the number of shares offered for each Member Data type based on the cash value paid by Luth Research to its panel members providing equivalent data to Luth Research in bona fide transactions. At June 30, 2022 and 2021, respectively, the Company has issued 906,470 and 247,734 shares at a fair value of $0.25 per share and 107,532 and 67,438 shares at a fair value of $0.25 per share have been earned but have not yet been issued. During the six-months ended June 30, 2022 the Company received 7,311 shares from members who wished to terminate their memberships. Cumulatively, through June 30, 2022, 13,693 shares have been redeemed, which are shown on the balance sheet at a fair value of $0.25 per share as Shares Returned to Treasury in the amount of $3,424.

The shares are non-transferable, except as may be required by law, and are not listed for trading on any exchange or automated quotation system. The members do not have any voting, consent or management rights relating to the management and operation of the Company, except to appoint a liquidator upon the dissolution of the Company if the Company does not have a Manager at that time.

A member may resign as a member for all purposes at any time by redeeming all of its shares. A member may, at any time and from time to time, elect to terminate the Company’s license to use the Member Data he or she contributed to the Company by written notice to the Company made in accordance with the then current Member Data policies, in which case the shares issued in exchange for the Company’s original rights to such Member Data will be redeemed. A member will automatically cease to be a member for all purposes immediately upon such member ceasing to own of record any shares.

From January 2, 2020 to October 7, 2020, the Manager was the sole member of the Company. In accordance with the Operating Agreement, the Manager automatically resigned as, and ceased to be, a member upon another person being admitted as a member of the Company. Accordingly, the Company accounts for the expenses paid on its behalf by the Manager while the Manager was the sole member as expenses of the Company with a corresponding credit to Members’ Share Capital, in accordance with the guidance in SAB Topic 5T. On October 8, 2020, the Company admitted a person other than the Manager as a member. As a result, the Manager automatically resigned as a member. Once an investor became a member, the sole relationship between the Company and the Manager is the contractual services relationship that exists pursuant to the Operating Agreement and the Management Agreement and the manager provisions of the Delaware Limited Liability Company Act (Chapter 18 of Title 6 of the Delaware Code), and the Company does not believe that the guidance in SAB Topic 5T continues to apply on or after October 7, 2020. Accordingly, the Company has not recorded as expenses of the Company those expenses that the Manager incurred after the Manager was no longer a member and for which the Manager does not have a contractual right of reimbursement. For the period commencing January 2, 2020 and ended on October 7, 2020, expenses covered by the Manager on the Company’s behalf were $250,865 and have been recorded as a contribution to Members Capital. For the periods ended June 30, 2022 and 2021, the Manager provided cash advances to the Company aggregating $62,476 which have been recorded as a liability Due to Manager.

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5. Company Operating Agreement

The Manager was the sole initial member. The Manager automatically resigned as, and ceased to be, a member upon the admittance of another person as a member of the Company on October 8, 2020. In the event the Company would otherwise have no member, the Manager will automatically be admitted as a member, but will again automatically resign upon the subsequent admission of another Person as a member of the Company as provided in the immediately preceding sentence. In its capacity as initial member, the Manager had no obligation to make any contribution to, or pay any liabilities of, the Company, and has no right or entitlement to any distributions from the Company.

Contributions

An individual may be admitted as a member and issued shares by contributing Member Data, as defined in the Operating Agreement, to the Company in accordance with the Company’s Member Data policies, subject to the Manager accepting such contribution. Members have no obligation to contribute funds to the capital of the Company or to make additional contributions. A member may, in such member’s discretion, make additional contributions of Member Data in return for additional shares from time to time in accordance with the Company’s Member Data policies, subject to the Manager accepting such contribution.

Distributions

The Manager intends for the Company to distribute (i) distributable cash from operations (but excluding proceeds from the sale of all or substantially all of the Company’s assets) for each annual period no less frequently than once per annum; provided that if the estimated distribution per Share is not expected to exceed $0.25, as adjusted appropriately for any Share dividend, Share split, combination or other similar recapitalization with respect to the Company’s equity, the Manager may elect to not make a distribution in such annual period, and (ii) proceeds, if any, realized by or available to the Company (after deducting therefrom an amount for addition to a reserve for contingencies, working capital, and the payment of unreserved or unfunded Company obligations, such amounts to be established by the Manager in its discretion) net proceeds from the sale of all or substantially all of the Company’s assets within thirty days following the receipt by the Company of such proceeds.

During the period ended June 30, 2021, no distributions were made. During the period ended June 30, 2022, the Company declared a dividend in the amount of $.05 per share on June 22, 2022, payable to holders of record as of June 30, 2022. Dividends declared are deposited into a separate bank account and Members request payment of their respective dividends at their convenience. As of June 30, 2022, there were $74,806 of dividends that had not yet been requested by Members and such amount was reflected as a current liability on the balance sheet.

Upon a member’s resignation or termination as a member or partial redemption of shares, the member will no longer be entitled to any further distributions with respect to the shares redeemed, irrespective of whether distributable cash was available for distribution at or prior to such time.

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6. Related Party Transactions

The Company anticipates conducting various transactions with the Manager, a related party, including but not limited to those specified in the Management Agreement (see Note 8), and with Luth Research. The Company and the Manager are under common control with Luth Research. The Company will follow the accounting and disclosure requirements under ASC 850-10-50 with regards to any related party transactions and relationships.

As of June 30, 2022 and 2021, the Manager had made cash advances aggregating $62,476 to the Company which have been recorded as a liability Due to Manager. During the periods ended June 30, 2022, and 2021, the Company had sales of Member Data to the Manager totaling $332,617 and $83,407, respectively, and reported accounts receivable from the Manager of $332,617 and $41,630 as of June 30, 2022 and 2021, respectively. Through December 31, 2021, sales of Member Data to related parties were priced at cost plus a margin of 10%. Effective January 1, 2022, sales of Member Data to related parties are priced at $1.00 per share issued for Member Data.

The Company is obligated to pay the Manager a monthly service charge (the “Infrastructure Fee”) for use of facilities, which will initially be facilities used and provided by Luth Research, including rent, utilities, property and casualty insurance, telephone, internet access, and information technology infrastructure. The Infrastructure Fee was initially established at $35,000 per month and may be adjusted by the Manager annually or more frequently based on utilization by the Company. The Manager may implement any reduction in such charge with immediate effect and may implement any increase in such charge by either (a) treating such increase as an amendment to the Operating Agreement subject to the notice and other procedures set forth in the Operating Agreement or (b) disclosing the intended increased charge in a report filed with the SEC at least 30 days prior to the effective date of such increase. As a result of disruption to the businesses of the Manager and Luth Research due to the COVID-19 pandemic and the implementation of quarantine and other restrictions on workplaces during most of 2020, the Manager and Luth Research determined that it was more efficient to adopt a permanent remote work environment and as a result moved out of their shared offices in June 2021. The Manager agreed to waive the Infrastructure Fee through December 31, 2020, and to reduce the Infrastructure Fee to $15,000 per month effective April 1, 2021. During the six months ended June 30, 2022 and 2021, the Company recognized $90,000 and $150,000, respectively, of Infrastructure Fees to its Manager. At June 30, 2022 and 2021 the Company reported $305,000 and $150,000, respectively, of accrued and unpaid Infrastructure Fees payable to its Manager which were reflected on the balance sheet as Accrued Expenses.

7. Shares Issuable to Members

At June 30, 2022 and 2021, 107,532 and 67,438 shares, respectively, have been earned but not yet issued. These shares have been recorded as a current liability of $26,884 and $16,860 on the balance sheet as of June 30, 2022 and 2021 respectively.

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8. Management Agreement

Management Fee

The Company is obligated to pay to the Manager a management fee (the “Management Fee”) calculated as the sum of 50% of the Net Revenues (defined below) of the Company.

“Net Revenues” means (i) all revenue recognized by the Company from (a) discovery activities that derive value from the content contained in the Database and (b) license fees, royalties and other revenue derived from intellectual property acquired through collaborations with third parties with respect to Member Data, less (ii) Operational Expenses. For this purpose, Operational Expenses do not include Organizational Expenses, Operational Expenses borne by the Manager (See Note 8 – Expenses) or the Management Fee. See also Note 8 –Manager Operations Separate from the Company, concerning activities that the Manager may conduct that do not generate revenue for the Company and are therefore excluded from Net Revenues.

The Manager will determine the Management Fee with respect to Net Revenues for each fiscal quarter. The Management Fee is payable within ten (10) days following the closing of the Company’s books for each quarter, to the extent of available cash in the Company. To the extent sufficient cash is not available at a payment date, the unpaid portion of the Management Fee will accrue and be paid promptly following the Company’s receipt of cash sufficient to pay the amount in arrears. During the periods ended June 30, 2022 and 2021 no Management Fee was earned or payable.

Manager Operations Separate from the Company

The Company expects to earn revenues from data discovery activities that derive value from the content contained in the Database, such as (i) providing to third parties (collectively, “Customers”), access to the Database for population-level or representative sampling, (ii) making available to Customers, directly or through the Manager, contact information for Members who have elected to allow the sharing of such contact information, (iii) communication and member engagement services provided to Customers following an activity that identifies or provides contact information of members, (iv) providing data, whether or not similar to the Member Data, to third parties for population-level or representative sampling, including data from the Database, provided that less than 50% of the total data for the project is derived from the Database (i.e. Luth Research may purchase access to the Member Data in the Database for purposes of providing services to its customers). Through December 31, 2021, the cost for such data was the value of the shares issued by the Company for such Member Data, plus ten percent (10%) and any such payments to the Company will be considered revenues from a data discovery activity); and (v) professional services such as survey design, marketing consultation or project management. Effective January 1, 2022, sales of Member Data to related parties are priced at $1.00 per share issued for Member Data. The Management Agreement indicates that certain activities are not data discovery activities and permits the Manager in its sole discretion to choose to conduct such activities for its own or for its affiliate’s account or for Customers without accounting to the Company for the revenues derived from such activities.

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Database Development and Intellectual Property License

Pursuant to the Management Agreement, the Manager develops and improves the Database at the Manager’s sole expense. The Manager will own all intellectual property, including U.S. and foreign patents and trade secrets, conceived or discovered by the Manager, solely or jointly with the Company, related to the Database (collectively, “Database IP”). Database IP does not include intellectual property rights the Company acquires from collaborations with third parties (other than the Manager) that obtain Access to the Database (“Collaboration IP”), which Collaboration IP will be owned by the Company. The Manager has non-exclusive rights to certain Database IP owned by Luth Research, including the right to sublicense such Database IP to the Company.

The Company enjoys a non-exclusive license for the Database IP, which license will continue in perpetuity in the event of termination of the Management Agreement, the Manager ceasing to serve as manager of the Company or the dissolution of the Manager.

Other Intellectual Property

The Manager owns or has license rights from Luth Research for certain trademarks, trade dress, logos, internet domain names, websites and associated software and social media accounts created for the Company. The Company has an exclusive license to all such properties but the Manager and Luth Research each have reserved the non-exclusive right to use such properties in connection with their operations that are separate from those of the Company.

Expenses

The Manager was responsible for, and not entitled to reimbursement for, all fees, costs or expenses incurred by it on behalf of the Company in connection with organizing and managing the Company and in connection with the initial offer and sale of the shares, including printing, travel, filing fees, marketing expenses, legal and accounting fees, and similar fees incurred in connection with the investigation, evaluation, registration, qualification, issuance and sale thereof, such as costs incurred in qualifying for the exemption from registration pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”) with the SEC, including any post-qualification amendments or supplements to the initial Regulation A offering statement (collectively, the “Organizational Expenses”).

The Company is obligated to reimburse the Manager promptly for all Operational Expenses (defined below) advanced by the Manager. Notwithstanding the foregoing, the Manager is not entitled to reimbursement for Operational Expenses paid by the Manager if such Operational Expenses are or would have been, but for the provisions of the Management Agreement denying reimbursement, accrued by the Company under generally accepted accounting principles on or before the Qualification Date. “Operational Expenses” are all costs and expenses related to the Company’s operations, but excluding the Organizational Expenses, costs to develop Database IP and the Manager’s overhead and compensation related expenses not related to managing the business of the Company, including compensation and expenses of the officers, directors, employees, auditors, attorneys and other agents of the Manager and fees and expenses for administrative, bookkeeping, clerical and related support services, office space and facilities, utilities, telephone and email of the Manager, all of which are the responsibility of the Manager. Operational expenses include the costs and expenses of augmenting data in the Database with data obtained from third parties or from the Manager or its affiliates (other than the Company). The Company will reimburse the Manager for survey design, survey programming, project management and out of pocket costs (including partner fees, which are fees paid to third parties to provide panelists) in accordance with Luth Research’s standard rate sheet in effect at the time for each service (the “Direct Project Costs”). Direct Project Costs are included in Operational Expenses.

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Additionally, the Manager was not entitled to reimbursement for Member Acquisition Costs incurred for the one-year period beginning on the Qualification Date, July 14, 2020, and ending July 14, 2021. “Member Acquisition Costs” means selling and marketing expenses for the recruitment of new Members or further acquisitions of shares by existing Members, including without limitation advertising and promotional expenditures (primarily online marketing) and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in sales or marketing functions.

The Company is obligated to pay the Manager a monthly service charge (the “Infrastructure Fee”) for use of facilities, which is initially facilities used and provided by Luth Research, including rent, utilities, property and casualty insurance, telephone, internet access, and information technology infrastructure. The Infrastructure Fee was initially established at $35,000 per month and the Manager may adjust such charge annually or more frequently based on utilization by the Company. The Manager may implement any reduction in such charge with immediate effect and may implement any increase in such charge by either (a) treating such increase as an amendment to the Operating Agreement subject to the notice and other procedures set forth in the Operating Agreement or (b) disclosing the intended increased charge in a report filed with the SEC at least 30 days prior to the effective date of such increase. As a result of disruption to the businesses of the Manager and Luth Research due to the COVID-19 pandemic and the implementation of quarantine and other restrictions on workplaces during most of 2020, the Manager and Luth Research determined that it was more efficient to adopt a permanent remote work environment and as a result moved out of their shared offices in June 2021. The Manager agreed to waive the Infrastructure Fee through December 31, 2020, and to reduce the Infrastructure Fee to $15,000 per month effective April 1, 2021. During the six months ended June 30, 2022 and 2021, the Company recognized $90,000 and $150,000, respectively, of Infrastructure Fees to its Manager. At June 30, 2022 and 2021 the Company reported $305,000 and $150,000, respectively, of accrued and unpaid Infrastructure Fees payable to its Manager which were reflected on the balance sheet as Accrued Expenses.

For the period commencing January 2, 2020, and ended on October 7, 2020, expenses covered by the Manager on the Company’s behalf were $250,865 and have been recorded as a contribution to Members Capital. For the periods ended June 30, 2022 and 2021, the Company sold panel data aggregating $332,617 and $83,407, respectively, to the Manager and reflected an account receivable of $332,617 and $41,630 on its balance sheet as of June 30, 2022 and 2021, respectively. The Manager provided cash advances to the Company aggregating $62,476 which have been recorded as a liability Due to Manager at June 30, 2022 and 2021.

Purchase and Sale of Data to Manager Affiliates

The Company may purchase rights to data from Luth Research (or an affiliate) to augment the Member Data in the Database. The cost for such data will be the direct costs paid by Luth Research (or its affiliates), which will consist of the cash payments made in consideration of such data, plus ten percent (10%). The Manager, or an affiliate (including Luth Research) may purchase access to the Member Data in the Database for purposes of providing services to its customers for activities that the Manager or an affiliate is permitted to perform under the Management Agreement. Through December 31, 2021, the cost for such data was the value of the shares issued by the Company for such Member Data, plus ten percent (10%). Effective January 1, 2022, sales of Member Data to related parties are priced at $1.00 per share issued for Member Data. Any such payments to the Company will be considered revenues from a data discovery activity and are therefore subject to the Management Fee. During the periods ended June 30, 2022, and 2021, the Company had sales of Member Data to the Manager totaling $332,617 and $83,407, respectively, and reported accounts receivable from the Manager of $332,617 and $41,630 as of June 30, 2022 and 2021, respectively.

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9. Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred income taxes reflect the temporary differences between assets and liabilities recognized for financial reporting purposes and amounts recognized for income tax reporting purposes, net operating loss carryforwards, and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets including the amount and timing of future taxable income and has determined that it is more likely than not that the $149,817 deferred tax assets related to the net operating loss carryforwards will not be fully realized and has established a full valuation allowance against those assets as of June 30, 2022.

At June 30, 2022, the Company has federal and state (California) net operating loss carryforwards of approximately $502,777 and $500,377, respectively, which are available to offset future taxable income. The federal carryforwards are carried forward indefinitely and the state carryforwards will begin to expire by December 31, 2038. In addition, net operating loss carryforwards may be limited in the event of changes in ownership as defined by Internal Revenue Code Section 382.

The Financial Accounting Standards Board provides guidance regarding how uncertain tax positions that have been taken or are expected to be taken on a company’s tax return should be recognized, measured, presented, and disclosed in the financial statements. The Company believes that it has not taken any significant uncertain tax positions. Generally, the tax returns and amount of taxable income of the Company are subject to examination by federal and state taxing authorities during the three and four-year period, respectively, prior to the period covered by the financial statements.

10. Subsequent Events

The Company has evaluated subsequent events through September 28, 2022, the date these financial statements were available to be issued, and there were no events to report.

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Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Number	Exhibit

2a	Certificate of Formation of the Company, filed January 2, 2020 (incorporated by reference to Exhibit 2(a) to the Company’s Form 1-A filed on April 20, 2020)

2b	Limited Liability Company Operating Agreement of the Company, effective as of January 2, 2020 (incorporated by reference to Exhibit 2(b) to the Company’s Form 1-A filed on April 20, 2020)

4a	Form of Subscription Agreement, including form of Purchaser Consent, form of Privacy Policy and form of Terms and Conditions (incorporated by reference to Exhibit 4(a) to the Company’s Form 1-A filed on July 8, 2020)

6a	Amended and Restated Management Agreement, dated as of January 2, 2020, by and between SavvyShares PBC and the Company, including Amended and Restated Intellectual Property License Terms (incorporated by reference to Exhibit 6(a) to the Company’s Form 1-A filed on April 20, 2020)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2022	SavvyShares LLC

	By:	SavvyShares PBC
Its Manager

	By:	/s/ Roseanne Luth
Roseanne Luth Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Roseanne Luth	Chief Executive Officer and	September 28, 2022
Roseanne Luth	Director of SavvyShares PBC (Principal Executive Officer)

/s/ Michael J. Berthelot	Chief Financial Officer	September 28, 2022
Michael J. Berthelot	(Principal Financial Officer and Principal Accounting Officer) of SavvyShares PBC

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